                                                                 [CELANESE LOGO]

                                       Celanese AG          Frankfurter Str. 111
                                       Investor Relations   61476 Kronberg/Ts.
                                                            Germany



INVESTOR INFORMATION

NOVEMBER 2, 2000

THIRD-QUARTER 2000 REPORT




- CELANESE Q3 SALES AND EBITDA UP 20%; AS ANTICIPATED, SPECIAL CHARGES CAUSED NET LOSS

-    POLYVINYL ALCOHOL ACQUISITION STRENGTHENS CORE VALUE CHAIN

- SUPPLY INTERRUPTIONS AFFECTED OPERATIONS OF ACETYL PLANTS, HIGH RAW MATERIAL COSTS WEIGHED ON RESULTS


DEAR SHAREHOLDER


     As anticipated in our previous quarterly report, the third quarter showed an operating loss due to special charges for restructuring. High raw material costs and operating problems at our acetyl plants in Clear Lake and Singapore put additional pressure on earnings. During the third quarter we increased selling prices, expanded capacities and continued cost reduction efforts. We extended our core value chain in Acetyl Products with the acquisition of the polyvinyl alcohol business from Air Products.

     Sales in the quarter increased 20% from a year earlier, benefiting from price increases and currency effects which were partly offset by lower volumes. EBITDA excluding special charges increased by 20%; the EBITDA margin remained unchanged at 8.3%. Highly volatile hydrocarbon raw material costs were near historic highs during the quarter. The net loss in the third quarter was
(euro)18 million.

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Page 2 of 16
Date: November 2, 2000

     In the first nine months of the year sales increased 22% and EBITDA excluding special charges rose 61% to (euro)381 million compared to the same period in 1999. The EBITDA margin averaged 10.1%, up from 7.7% a year earlier. Net earnings from continuing operations improved substantially to (euro)19 million from a loss of (euro)310 million.

     During the third quarter, we took further significant steps toward implementing our growth and profitability strategies. We commenced production of cycloolefin copolymers, a material with superior optical and moisture barrier properties, at Ticona's new plant in Oberhausen, Germany. In order to further reduce our cost base, we began production at our new acetic acid plant in Singapore and announced the closure of our high-cost acetyls plant in Knapsack, Germany. We have also announced staffing reductions at the Pampa, Texas, chemicals plant and at our Charlotte, North Carolina acetate headquarters. In September, David Weidman joined the Board of Management, responsible for the chemical segments, Acetyl Products and Chemical Intermediates. The main focus of this internationally experienced chemical manager will be to improve profitability amid difficult business conditions and to promote growth.

     In addition to the expansions announced during the second quarter, we also plan to increase capacity at Ticona's polyacetal plant in Kelsterbach, Germany. We are working on promising research activities such as an advanced fuel cell membrane based on our high performance polymer PBI and are evaluating novel efficient ways to produce chemicals involving biotechnology. Company-wide initiatives in eCommerce are increasing efficiency and helping to further optimize workflow.

     Having sharpened the focus of our company, we are well advanced in executing our transformation strategy, by strengthening our value chains to generate further growth. We are further concentrating on improving our overall profitability, while solidifying our excellent position as a top global supplier of major chemical building blocks.





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Date: November 2, 2000



FINANCIAL HIGHLIGHTS

                                                                                CHG.
in (euro)millions                                       Q3 2000    Q3 1999       IN %     9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                1,274      1,059         20       3,764       3,096
EBITDA(1) excluding special charges                        106         88         20         381         237
EBITDA margin(2)                                          8.3%       8.3%                  10.1%        7.7%
Special charges                                           (54)       (40)       n.m.        (59)       (245)
Operating profit (loss)                                   (47)       (33)       n.m.          45       (248)
Earnings (loss) before taxes                              (53)       (57)       n.m.          65       (299)
Net earnings (loss) of:
  continuing operations                                   (32)       (51)       n.m.          19       (310)
  continuing and discontinued operations                  (18)         10       n.m.          19       (262)

Capital expenditures                                        61         56          9         153         165
Average shares outstanding (thou)                       51,289     55,915         -8      54,288      55,915
-------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share (in (euro)) of(3):
  continuing operations                                 (0.62)     (0.91)       n.m.        0.35      (5.54)
  continuing and discontinued operations                (0.35)       0.18       n.m.        0.35      (4.68)
-------------------------------------------------------------------------------------------------------------

                                                        SEP 30     DEC 31       CHG.
in (euro)millions                                        2000       1999        IN %
--------------------------------------------------------------------------------------
Total financial debt(4)                                  1,377        948         45
Net financial debt(5)                                    1,271        570       >100
Shareholders' equity                                     2,943      2,866          3
Total assets                                             8,151      7,527          8
--------------------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges / sales

(3) Per-share data are based on weighted average shares outstanding in each period

(4)  Short- and long-term debt

(5)  Total financial debt less cash & cash
     equivalents

n.m. = not meaningful



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Date: November 2, 2000


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                CHG.
in (euro)millions                                      Q3 2000    Q3 1999       IN %     9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
NET SALES                                               1,274      1,059          20      3,764       3,096
  Cost of sales                                        (1,099)      (866)         27     (3,164)     (2,592)
--------------------------------------------------------------------------           ------------------------
GROSS PROFIT                                              175        193          -9        600         504

  Selling, general & admin. expense                      (147)      (165)        -11       (427)       (451)
  Research & development expense                          (23)       (17)         35        (68)        (52)
  Special charges                                         (54)       (40)         35        (59)       (245)
  Foreign exchange gain (loss)                              3         (3)       n.m.         (1)         (6)
  Gain (loss) on disposition of assets                     (1)        (1)          0          0           2
--------------------------------------------------------------------------           ------------------------
OPERATING PROFIT (LOSS)                                   (47)       (33)         42         45        (248)

  Equity in net earnings of affiliates                      8          3        >100         16           3
  Interest expense                                        (19)       (30)        -37        (51)        (89)
  Interest & other income, net                              5          3          67         55          35
--------------------------------------------------------------------------           ------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES
  OF CONTINUING OPERATIONS                                (53)       (57)         -7         65        (299)

  Income taxes                                             21          1        >100        (46)        (17)
  Minority interests                                        0          5        -100          0           6
--------------------------------------------------------------------------           ------------------------
EARNINGS (LOSS) OF CONTINUING OPERATIONS                  (32)       (51)        -37         19        (310)

  Earnings (loss) of discontinued operations                0          8        -100          3          (5)
  Gain (loss) on disposals of discont. operations          14         63         -78         (3)         63
  Extraordinary expense, net of income tax                  0        (10)       -100          0         (10)
--------------------------------------------------------------------------           ------------------------
NET EARNINGS (LOSS)                                       (18)         10       n.m.         19        (262)
-------------------------------------------------------------------------------------------------------------

     In the third quarter of 2000, total net sales increased 20%. The increase in segment sales of 23% resulted from higher selling prices (+14%) and favorable currency movements (+12%) while volumes declined 3%. For the first nine months of the year, prices rose 10% and currencies 12% while volumes were flat.

     Gross profit in the third quarter declined by 9%. In order to be consistent with industry practice, we have reclassified certain distribution costs from selling, general and administrative expense to cost of sales. Excluding this approximately (euro)28 million reclassification as well as currency effects, underlying selling, general and administrative expense would have been lower

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Page 5 of 16
Date: November 2, 2000


year on year due to cost reductions and restructuring benefits.

     The third-quarter operating loss of (euro)47 million compares to a (euro)33 million loss a year earlier and includes special charges of (euro)54 million compared with (euro)40 million in the third quarter of 1999. For the first nine months of the year, operating profit amounted to (euro)45 million compared to a loss of (euro)248 million in 1999.

     Third-quarter interest expense was lower as average net debt levels decreased. The gain on disposals of discontinued operations stems mainly from the sale of Vinnolit which resulted in a pre-tax gain of (euro)41 million or a gain net of taxes of (euro)21 million. Due to a related use of net loss carryforwards from operations, the corresponding tax benefit is shown in continuing operations and the transaction was in effect almost tax neutral.

     Net earnings in the third quarter declined to a loss of (euro)18 million ((euro)-0.35 per share) from a profit of (euro)10 million ((euro)0.18 per share) in the corresponding period of 1999. For the nine months, net earnings improved significantly to a profit of (euro)19 million ((euro)0.35 per share) from a loss of (euro)262 million ((euro)-4.68 per share) in 1999.




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Page 6 of 16
Date: November 2, 2000



CONSOLIDATED BALANCE SHEETS

                                                                                      SEP 30          DEC 31
in (euro)millions                                                                       2000            1999
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                                                106             378
  Receivables, net                                                                     1,456           1,475
  Receivables from Hoechst & affiliates                                                  150             123
  Inventories                                                                            811             588
  Deferred income taxes                                                                   31             126
  Other assets                                                                            34              52
  Net liabilities of discontinued operations                                             (7)            (42)
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                   2,581           2,700

  Investments                                                                            641             580
  Property, plant & equipment, net                                                     2,291           1,932
  Deferred income taxes                                                                  204             230
  Other assets                                                                           869             703
  Intangible assets, net                                                               1,565           1,382
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           8,151           7,527
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    installments of long-term debt                                                       692             429
  Accounts payable & accrued liabilities                                               1,817           2,096
  Liabilities to Hoechst & affiliates                                                     40              15
  Deferred income taxes                                                                    6              16
  Income taxes payable                                                                   272             235
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                              2,827           2,791

  Long-term debt                                                                         685             519
  Deferred income taxes                                                                   50              69
  Other liabilities                                                                    1,624           1,259
  Minority interests                                                                      22              23
  Shareholders' equity                                                                 2,943           2,866
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             8,151           7,527
-------------------------------------------------------------------------------------------------------------

     Balance sheet positions were strongly influenced by foreign exchange translation - the euro weakened versus the U.S. dollar by 14.6% since the end of last year. The increase in debt and the decline in cash were caused primarily

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Page 7 of 16
Date: November 2, 2000


by cash outflows associated with 1999 special charges, the acquisition of the polyvinyl alcohol business and the share buyback program. The acquisition of polyvinyl alcohol also increased inventories, property, plant & equipment and goodwill. Payments related to special charges and reclassification of insurance liabilities from short-term to long-term caused the decrease in accounts payable & accrued liabilities and the increase in other liabilities, respectively.

     As of September 30th there were 50,323,869 shares outstanding as compared with 55,915,369 shares on December 31st 1999. During the nine months, Celanese repurchased 5,591,500 shares in connection with the share repurchase program at a total cost of (euro)123 million.



CONSOLIDATED STATEMENTS OF CASH FLOWS

in (euro)millions                                                                     9M 2000         9M 1999
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings (loss)                                                                     19           (262)
  Earnings from operations of discontinued operations                                     (3)             5
  Special charges, net of amounts used                                                  (307)           175
  Depreciation & amortization                                                            277            240
  Change in equity of affiliates                                                          (6)            10
  Deferred income taxes                                                                  122           (159)
  Gain on disposition of assets, net                                                       0             (2)
  Gain on disposal of discontinued operations, net                                        (6)           (21)
  Changes in operating assets and liabilities:
    Receivables, net                                                                      84            (84)
    Inventories                                                                          (74)            64
    Accounts payable, accrued liabilities & other liabilities                            (42)           195
    Income taxes payable                                                                 (49)           (72)
    Other, net                                                                            (2)            46
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 13            135

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditures on property plant & equipment                                    (153)          (165)
  Acquisitions of businesses & purchases of investments                                 (401)          (303)
  Proceeds from dispositions of assets                                                    32             27
  Proceeds from disposals of discontinued operations                                      35            105
  Proceeds from sales of marketable securities                                           285             40
  Purchases of marketable securities                                                    (302)           (48)
  Other, net                                                                             (6)             (3)
-------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY INVESTING ACTIVITIES                                                 (510)          (347)

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Date: November 2, 2000




CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

in (euro)millions                                                                     9M 2000         9M 1999
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings from third parties, net                                          176            (114)
  Proceeds from long-term debt due to third parties                                      106               2
  Payments of long-term debt due to third parties                                          0            (355)
  Short-term borrowings from Hoechst, net                                                  0             675
  Short-term borrowings from affiliates                                                   79               0
  Other net activity with Hoechst                                                          0              57
  Treasury stock                                                                        (123)              0
  Dividend payments                                                                       (5)              0
  Other, net                                                                             (23)             (5)
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                210             260

  Exchange rate effects on cash                                                           15               1
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                                      (272)             49
-------------------------------------------------------------------------------------------------------------

Cash & cash equivalents at beginning of year                                             378               0
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                                 106              49
-------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS:
  Operating activities                                                                     2              11
  Investing activities                                                                   (26)            (28)
  Financing activities                                                                    24              12
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                                        0              (5)
-------------------------------------------------------------------------------------------------------------


     Cash flow provided by operating activities for the first nine months amounted to (euro)13 million as compared to (euro)135 million in 1999. The decrease was primarily due to cash outlays for special charges recorded in 1999. Net cash used in investing activities of (euro)510 million is mainly attributable to the acquisitions of Axiva in the second quarter and the polyvinyl alcohol business at the end of the third quarter. Net cash from financing activities of (euro)210 million was provided by an increase in debt which was primarily used to finance acquisitions. In total, cash & cash equivalents declined (euro)272 million during the first nine months ending the period at (euro)106 million.





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Page 9 of 16
Date: November 2, 2000


SEGMENT PERFORMANCE

SEGMENT NET SALES

                                                                                CHG.
in (euro)millions                                       Q3 2000    Q3 1999       IN %     9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                          514        392         31       1,482       1,119
  Chemical Intermediates                                   268        203         32         798         620
  Acetate Products                                         192        171         12         549         527
  Technical Polymers Ticona                                224        191         17         694         575
  Performance Products                                     102        100          2         308         295
--------------------------------------------------------------------------               --------------------
SEGMENT TOTAL                                            1,300      1,057         23       3,831       3,136
  Other activities                                          20         19          5          49          34
  Intersegment eliminations                               (46)       (17)       n.m.       (116)        (74)
--------------------------------------------------------------------------               --------------------
TOTAL                                                    1,274      1,059         20       3,764       3,096
-------------------------------------------------------------------------------------------------------------


FACTORS AFFECTING THIRD-QUARTER SEGMENT SALES

                                                                                CUR-
in percent                                              VOLUME      PRICE       RENCY      OTHER       TOTAL
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                          -6         24          13          0          31
  Chemical Intermediates                                    2         17          13          0          32
  Acetate Products                                         -4          3          13          0          12
  Technical Polymers Ticona                                 6          3           8          0          17
  Performance Products                                    -16          9           9          0           2
  SEGMENT TOTAL                                            -3         14          12          0          23
-------------------------------------------------------------------------------------------------------------


SEGMENT EBITDA(1) EXCLUDING SPECIAL CHARGES

                                                                                CHG.
in (euro)millions                                         Q3 2000    Q3 1999     IN %     9M 2000    9M 1999
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                           46         27         70         136          65
  Chemical Intermediates                                     4        (1)       n.m.          41          29
  Acetate Products                                          19         24        -21          71          67
  Technical Polymers Ticona                                 32         32          0         118          87
  Performance Products                                      19         20         -5          59          40
--------------------------------------------------------------------------           ------------------------
SEGMENT TOTAL                                              120        102         18         425         288
  Other activities                                         (14)      (14)       n.m.         (44)        (51)
--------------------------------------------------------------------------           ------------------------
TOTAL                                                      106         88         20         381         237
-------------------------------------------------------------------------------------------------------------

(1) Earnings before interest, taxes, depreciation and amortization



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Date: November 2, 2000


ACETYL PRODUCTS

                                                                               CHG.
in (euro)millions                                       Q3 2000    Q3 1999      IN %    9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  514        392         31       1,482       1,119
EBITDA excluding special charges                            46         27         70         136          65
EBITDA margin                                              8.9%       6.9%                   9.2%        5.8%
Operating profit (loss)                                   (48)          4       n.m.         (27)        (27)
Depreciation and amortization                               38         23         65          96          75
Capital expenditures                                        16         30        -47          60          75
-------------------------------------------------------------------------------------------------------------

     Net sales for the Acetyl Products segment rose 31% to (euro)514 million in the third quarter of 2000, primarily due to price increases (+24%) and currency effects (+13%). After rising slightly in the first half of the year, volumes declined 6% in the third quarter reflecting problems with the supply of carbon monoxide at the acetic acid plants in Clear Lake and Singapore. An outage at the Clear Lake plant began at the end of June; the plant had resumed full production by the end of July. Although the acetic acid plant in Singapore commenced production in July, a supplier's continuing inability to produce a reliable, ongoing supply of carbon monoxide severely limited operating rates. The supplier's difficulties persisted longer than anticipated, resulting in force majeure being declared on acetic acid and vinyl acetate monomer for Asian customers.

     EBITDA excluding special charges advanced 70% to (euro)46 million in the third quarter. The improvement was largely due to restructuring, capacity rationalization and other cost-cutting initiatives. Higher prices for acetyls partially recovered the rising cost of natural gas and other hydrocarbons. However, acetyl derivatives remained under margin pressure as raw material costs increased. The operating loss in the quarter was due to special charges of
(euro)56 million mainly related to the planned closure of the high-cost acetyls facilities in Knapsack, Germany, at the end of 2000.

     In line with the company's strategy to transform the chemical operations into a higher value added business, the purchase of the polyvinyl alcohol business from Air Products and Chemicals, Inc. was completed on September 28th.

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Date: November 2, 2000



CHEMICAL INTERMEDIATES

                                                                                CHG.
in (euro)millions                                          Q3 2000    Q3 1999    IN %      9M 2000    9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  268        203         32         798         620
EBITDA excluding special charges                             4         (1)       n.m.         41          29
EBITDA margin                                              1.5%      -0.5%                   5.1%        4.7%
Operating profit (loss)                                    (14)       (18)       n.m.        (18)        (22)
Depreciation and amortization                               18         17          6          52          48
Capital expenditures                                        18          9        100          30          31
-------------------------------------------------------------------------------------------------------------

     In the third quarter, net sales for the Chemical Intermediates segment increased by 32% to (euro)268 million due to higher average selling prices (+17%) and currency effects (+13%); volumes rose 2%. Although selling prices increased substantially in a number of markets, they just kept pace with even sharper cost hikes for olefins and energy, impeding an improvement in profitability.

     Compared to the previous year, oxo products improved as a result of higher margins in Europe, slightly offset by declining profitability in the U.S. due to intense competition. Acrylates suffered due to industry overcapacity and value chain consolidation. Olefin price increases were difficult to pass on in the specialties business.



ACETATE PRODUCTS

                                                                                CHG.
in (euro)millions                                        Q3 2000    Q3 1999      IN %     9M 2000    9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  192        171         12         549         527
EBITDA excluding special charges                            19         24        -21          71          67
EBITDA margin                                              9.9%      14.0%                  12.9%       12.7%
Operating profit (loss)                                      2          7        -71           9          18
Depreciation and amortization                               19         15         27          55          41
Capital expenditures                                         6          6          0          16          23
-------------------------------------------------------------------------------------------------------------

     Acetate Products' third-quarter net sales of (euro)192 million increased by 12% compared to the same period in 1999 as the effects of favorable currency movements (+13%) and prices (+3%) were partially offset by declines in
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Page 12 of 16
Date: November 2, 2000


volumes (-4%). Lower volumes were attributable to the planned reduction of acetate flake sales as well as to the continued decline in acetate filament, affected by increased competitive pressure and interfiber substitution. This was partially offset by unseasonably strong acetate tow volumes which contributed to a change in the product mix and higher average prices.

     EBITDA excluding special charges was lower than the comparable period primarily due to lower flake and filament volumes and rapidly rising raw material and energy prices. Margins continue to be squeezed as industry overcapacity and comparably lower polyester prices have made it difficult to pass on these higher costs to customers. These factors were partially offset by restructuring benefits and ongoing efforts to reduce costs. Net special charges in the third quarter were a net positive (euro)2 million, resulting from the reevaluation of the timing of the Rock Hill filament relocation partially offset by an accrual for the elimination of administrative positions. There were special charges of (euro)2 million in the comparable period of 1999.



TECHNICAL POLYMERS TICONA

                                                                                CHG.
in (euro)millions                                        Q3 2000    Q3 1999       IN %     9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  224        191         17         694         575
EBITDA excluding special charges                            32         32          0         118          87
EBITDA margin                                             14.3%      16.8%                  17.0%       15.1%
Operating profit (loss)                                     15         10         50          66         (92)
Depreciation and amortization                               19         16         19          54          45
Capital expenditures                                        13          7         86          25          26
-------------------------------------------------------------------------------------------------------------

    At Ticona, net sales grew by 17% compared to the corresponding quarter in 1999 due to exchange rate effects (+8%), higher sales volumes of 6% and increased prices of 3%. During the quarter, sales were strong, but overall demand from the U.S. automotive industry weakened towards the end of the quarter. Shipments of Ticona's high performance resins, Fortron(R), Vectra(R) and polyester, to the electrical / electronics industries continued to be robust. The new Topas(R) COC plant in Oberhausen, Germany, was successfully started up in September.

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Page 13 of 16
Date: November 2, 2000



     Third-quarter EBITDA excluding special charges was flat year on year but the margin decreased partly as the result of rising raw material and energy costs as well as expenses related to the COC plant start-up. Price increase initiatives continued in all regions. Operating profit was favorably affected by a credit of (euro)2 million in special charges representing an adjustment to previous severance accruals, resulting from a change in German tax laws; this compares to special charges of (euro)6 million in the third quarter of 1999.



PERFORMANCE PRODUCTS

                                                                              CHG.
in (euro)millions                                       Q3 2000    Q3 1999     IN %      9M 2000     9M 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  102        100          2         308         295
EBITDA excluding special charges                            19         20         -5          59          40
EBITDA margin                                             18.6%      20.0%                  19.2%       13.6%
Operating profit (loss)                                      9          5         80          28         (33)
Depreciation and amortization                                9          9          0          26          29
Capital expenditures                                         5          3         67          12           8
-------------------------------------------------------------------------------------------------------------

     Performance Products' net sales increased 2% in the third quarter. Price (+9%) and currency (+9%) effects offset the significant volume decline (-16%) caused by the closure of the Swindon, UK, OPP film plant late last year. Operating profit included a special charge of (euro)1 million related to the relocation of an OPP film production line; special charges in the third quarter of 1999 were (euro)6 million.

     Trespaphan OPP film sales were slightly down. Higher average selling prices as a result of an improved product mix almost compensated for lower volumes. OPP film earnings benefited from the reduced fixed cost base achieved through the plant closure. This effect was partly offset by costs related to intensified efforts to strengthen business in the North American market.

     Nutrinova's sales were supported by continuing good growth of the high intensity sweetener Sunett(R). Sorbates showed solid volume and margin increases.




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Page 14 of 16
Date: November 2, 2000


OTHER ACTIVITIES

     Effective July 1, 2000, the high performance polymer PBI (polybenzimidazole) product line was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Axiva. Sales in Other Activities remained stable as sales of this business together with Axiva Ventures were approximately offset by declines in third-party sales of the captive insurance companies. A 75% share in the engineering activities of Axiva was sold to Siemens as of October 1st. Excluding special charges, EBITDA losses of (euro)14 million were the same as in the third quarter of 1999. Special charges of (euro)1 million were substantially less than in the third quarter of 1999 ((euro)26 million) which included costs related to the demerger and to the closure of administrative facilities.




OUTLOOK

     For the final quarter of the year, our business continues to be burdened by high energy and raw material costs. The supplier problems at our Singapore plant are continuing; all parties involved are intensively working on solutions. The competitive environment is expected to remain difficult in Chemical Intermediates and Acetate Products. Despite some softening in the U.S. automotive industry, demand for Ticona's products is expected to be firm mainly from the electronics and telecommunications sectors and from newly commercialized applications. Performance Products should stay on track through the rest of the year.

     Although there remain a number of uncertainties and challenges, we are maintaining our outlook of a positive operating profit and slightly positive net income for the full year.


    The Board of Management
    Kronberg/Ts.
    November 2, 2000


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Page 15 of 16
Date: November 2, 2000



FOOTNOTES

     RESULTS UNAUDITED: The foregoing results which are presented in accordance with U.S. GAAP, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude Copley, Celgard, Dyneon, EO/EG, Millhaven, Targor, Thermphos, Vinnolit and Vintron which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

     FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 31, 2000. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



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Page 16 of 16
Date: November 2, 2000



NEXT ANNOUNCEMENT

     Key data on full-year 2000 will be released on February 22nd, 2001. Detailed results for the year will be announced on March 21st, 2001.

MEDIA RELATIONS
    Ralf Christner
    Phone:  +49 69 305 84040    Fax:  +49 69 305 84160
    R.Christner@Celanese.com
    ------------------------

    Dr. Hans-Bernd Heier
    Phone:  +49 69 305 7112    Fax:  +49 69 305 84160
    H.Heier@Celanese.com
    --------------------

    Phillip Elliott
    Phone:  +49 69 305 33480    Fax:  +49 69 305 84160
    P.Elliott@Celanese.com
    ----------------------

INVESTOR RELATIONS
    Joerg Hoffmann
    Phone:  +49 69 305 4508    Fax:  +49 69 305 83195
    J.Hoffmann@Celanese.com
    -----------------------

    Michael Oberste-Wilms
    Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
    M.Oberste-Wilms@Celanese.com
    ----------------------------

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION
    Andrea Stine
    86 Morris Avenue
    Summit, NJ 07901, USA
    Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
    A.Stine@Celanese.com
    --------------------

    This quarterly report is also available in German.